FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Forrester William Thomas II	2. Issuer Name and Ticker or Trading Symbol The Progressive Corporation (PGR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice Pres. & Chief Financial Officer
(Last) (First) (Middle) 6300 Wilson Mills Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/25/03
(Street) Mayfield Village, OH 44143		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common(1)	04/24/03		M		52,500	A	$12.6666		D
Common	04/24/03		S		2,100	D	$68.25		D
Common	04/24/03		S		200	D	$68.24		D
Common	04/24/03		S		1,900	D	$68.23		D
Common	04/24/03		S		100	D	$68.22		D
Common	04/24/03		S		2,400	D	$68.20		D
Common	04/24/03		S		100	D	$68.19		D
Common	04/24/03		S		2,200	D	$68.18		D
Common	04/24/03		S		10,400	D	$68.17		D
Common	04/24/03		S		100	D	$68.16		D
Common	04/24/03		S		200	D	$68.15		D
Common	04/24/03		S		100	D	$68.14		D
Common	04/24/03		S		27,600	D	$68.10		D
Common	04/24/03		S		1,000	D	$68.09		D
Common	04/24/03		S		1,100	D	$68.08		D
Common	04/24/03		S		400	D	$68.07		D
Common	04/24/03		S		800	D	$68.06		D
Common	04/24/03		S		300	D	$68.05		D
Common	04/24/03		S		1,500	D	$67.00	43,538	D
Common								9,078.204	I	401(k) Plan
Common								27,000	I	By trust(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Option (3)	$12.6666	04/24/03		M			52,500	04/14/94	12/31/03	Common	52,500		378,189	D

Explanation of Responses:

(1) All Common Share balances and all Derivative Security balances reported herein by the Reporting Person have been adjusted to reflect a 3 for 1 stock split, which was effected in the form of a stock dividend paid on April 22, 2002, to shareholders of record on April 1, 2002. All such balances reported by the Reporting Person in the future will likewise be adjusted to reflect the stock split.
(2) These shares are held in various trusts for the benefit of the reporting person's children. The reporting person's spouse is the trustee of such trusts.
(3) This option, which was previously reported, has been adjusted to reflect the 3 for 1 stock split, which was effected by a stock dividend paid on April 22, 2002, to shareholders of record on April 1, 2002. All future stock option exercises by the Reporting Person arising from grants prior to April 1, 2002, will be similarly adjusted.

By: /s/ William Thomas Forrester II By: David M. Coffey, Attorney in Fact **Signature of Reporting Person	04/24/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

The undersigned is a director and/or officer of The Progressive Corporation, an Ohio corporation (the "Corporation"), certain securities of which are registered pursuant to

Section 12 of the Securities Exchange Act of 1934, as amended (the "Act").  The undersigned hereby makes, constitutes and appoints Charles E. Jarrett, Dane A. Shrallow,

Michael R. Uth and David M. Coffey, and each of them, my true and lawful attorney-in-

fact and agent, with full power of substitution and resubstitution, for me and in my name,

place and stead, as my attorney-in-fact and agent, to sign any and all Forms 3, 4 and 5, or successor forms, and any and all amendments or supplements thereto, in order to report,

pursuant to Section 16(a) of the Act, the number of the Common Shares and other securities (including any derivative securities) of the Corporation beneficially owned by the undersigned, or any change in the number of Shares or other securities of the

Corporation so owned by the undersigned or in the nature of such ownership, and to file with the Securities and Exchange Commission and the New York Stock Exchange the

required number of copies of such form or forms, or any such amendments or supplements, pursuant to and in accordance with the applicable rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange, giving and granting unto each said attorney-in-fact and agent full power and authority to do and perform any and all acts and things whatsoever necessary or appropriate to be done in or about the premises, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and approving all that said attorneys-in-fact and agents, or any of them, or any such substitute or substitutes, shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on the

8th day of June, 2001.

/s/ W. Thomas Forrester

W. Thomas Forrester